Exhibit 99.1

For Immediate Release

SUPERCOM COMPLETES SMART ID ACQUISITION

Forming a company with a combined 2012 pro-forma revenue of $26.2M and EPS of $0.88

Herzliya, Israel, December 26, 2013 – SuperCom Ltd (NASDAQ: SPCB), a leading provider of Electronic Intelligence solutions for National ID, Public Safety and HealthCare, today announced that it has completed the acquisition of the Smart ID division from On Track Innovations (NASDAQ: OTIV).

Subsequently all the SmartID operations, key employees, regional subsidiaries, products and technologies, the broad range of ID and e-ID solutions, software platforms, patents and other IP assets have been transferred to SuperCom. In addition, SuperCom is gaining high gross-margin contracts, a rich and extensive pipeline of bids, proposals and leads, as well as a satisfied customer base and references around the world.

Arie Trabelsi, CEO of SuperCom commented, “We are very excited to have closed this highly synergistic and accretive acquisition. We have invested significant time and effort into ensuring the assimilation process will be as smooth as possible, hence from today we are already running at full steam. Our new customers will continue to receive full, uninterrupted and the exceptionally high level of service that we are accustomed to providing at SuperCom.”

Post-acquisition, SuperCom demonstrates:

✓	Combined pro-forma revenues for the full year 2012 of $26.2 million, with an EPS* of $0.88; and for the first six months of 2013, EPS was $0.45;
✓	A rich and extensive pipeline of over 50 bids, proposals and opportunities in over 25 countries, with a total potential revenue of over $500 million to be implemented over the next 5 years;
✓	An applicable and addressable market of 2 billion per year.

Continued Mr. Trabelsi, “Our new SmartID division strongly boosts our contract base and pipeline. It also vastly expands the breadth of our EID capabilities globally and significantly increases our potential for revenue growth, while removing a tough competitor. This acquisition is a significant leap ahead for us in our long-term strategic plan of becoming a leading solution provider to the global Electronic ID market.

“Our applicable e-ID market continues to grow at an annual rate of 70%, and this acquisition will enable SuperCom to offer complete and enhanced solutions that will meet the growing demand among governments globally for field-proven, robust, secure electronic identification capabilities which in turn will grow the entire e-Government arena. With the SmartID division, we are adding a new suite of leading e-ID and e-Government capabilities, as well as experience in addressing National Multi-ID needs. The combination of SuperCom and SmartID solutions and products, poise SuperCom to lead the National e-ID and e-Government market.”

“The acquisition of SmartID aligns with SuperCom's long-term strategic plan to identify and acquire synergistic companies that will drive future growth and deliver enhanced value to SuperCom’s customers around the world, by extending the reach and capabilities of our  Company," added Mr. Trabelsi.

“I extend a warm welcome to the SmartID employees which have joined us. They are all outstanding market and technology experts and I believe they will make a significant and long-term positive contribution to SuperCom as a whole. We have a very exciting future ahead of us, and I look forward to embarking on it today,” concluded Mr. Trabelsi.

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com.

Supercom Company Contact:
Ordan Trabelsi, VP US Operations
Tel: 1 212 675 4606
ordan@supercom.com

Supercom Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Supercom Media Relations Contact: Matthew Krieger GK Public Relations Tel: 1 914 768 4219 matthew@gkipr.com

*    The earnings per share are based on the weighted average number of ordinary shares outstanding, adjusted to give effect to the impact of the shares issued in the recent offering, as if the issuance occurred on January 1, 2012.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on SuperCom's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SuperCom could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our market growth and the potential revenue from the current pipeline of bids and proposals. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in  SuperCom's registration statement on Form F-1 filed with the Securities and Exchange Commission ("SEC") and in subsequent filings with the SEC. Except as otherwise required by law, SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.